Exhibit 99.1

ParaZero Announces Successfully Tests HALO Precision Airdrop System for Critical Supply Deliveries

Tel Aviv, Israel, Jan. 15, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company or “ParaZero”), an aerospace company focused on safety systems for defense and commercial drones and urban air mobility aircrafts, announced today the successful completion of a development test for its HALO Precision Airdrop System, marking a significant milestone in the system’s progression toward operational readiness. The test showcased the HALO system’s ability to safely deliver sensitive and critical supplies, including blood units, under challenging conditions.

The field test, conducted with ParaZero’s proprietary HALO technology, involved multiple high-altitude drone airdrops. The system’s innovative parachute mechanism deployed at low altitude above the ground, ensuring minimal drift and a highly accurate landing. The test results demonstrated the resilience of blood units during the airdrop process, meeting stringent requirements for sensitive payloads. Based on the success of this phase, the Company plans to advance the HALO system into the next stage of development, aimed at addressing complex operational scenarios.

“We are thrilled to unveil the HALO Precision Airdrop System and share the success of its first field test,” said Boaz Shetzer, CEO of ParaZero. “This innovative system reflects over a decade of expertise in drone safety technology and addresses critical logistical challenges in complex operational environments. HALO has the potential to redefine how essential supplies are delivered in high-risk zones, minimizing risks while maximizing efficiency.”

About the HALO Precision Airdrop System

The HALO Precision Airdrop System (High-Altitude Low-Opening) is designed to revolutionize drone-based logistical support by enabling precise and secure delivery of supplies in challenging environments. Leveraging ParaZero’s renowned parachute technology, HALO offers a cutting-edge solution to support military forces and emergency responders operating in high-risk zones.

Key features of the HALO system include:

●	Autonomous and Remote Operations: The drone can operate autonomously, allowing for flexible and covert missions.

●	Advanced Parachute Deployment: The system allows for low altitude opening, ensuring minimum drift.

●	Payload Versatility: The system is capable of carrying sensitive supplies, including medical equipment, tactical gear, and blood units, with potential scalability for heavier payloads.

●	Proven Safety: Initial testing validates the system’s ability to maintain the integrity of delicate payloads during high-altitude airdrops.

The HALO system was originally developed in collaboration with leading defense industry partners under military research initiatives. Its adaptability to various drone platforms, including widely available commercial models, makes it a versatile solution for military and humanitarian applications.

“We have a clear development plan to advance this product line, ensuring optimal solutions for field forces across various operational scenarios. We are actively engaging with end-users to refine our capabilities, providing the operational versatility required for efficient and seamless deployment of diverse payloads in the field,” said Yuval Gilad, Chief Product & Technology Officer at ParaZero.

Following this successful test, ParaZero will advance the HALO system to the next phase of development, focusing on refining the technology for operational deployment in military and humanitarian scenarios. The Company remains committed to providing innovative drone solutions that enhance safety and operational efficiency.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero develops and manufactures smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses how HALO has the potential to redefine how essential supplies are delivered in high-risk zones, minimizing risks while maximizing efficiency, its clear development plan to advance this product line, ensuring optimal solutions for field forces across various operational scenarios, how it is actively engaging with end-users to refine our capabilities, providing the operational versatility required for efficient and seamless deployment of diverse payloads in the field and its commitment to providing innovative drone solutions that enhance safety and operational efficiency. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com